EXHIBIT 6.1

Grupo TMM and Subsidiaries
Computation of Earnings per Share (IFRS)

	December 31,
(In thousands of Pesos except ratio data)	2018	2017	2016	2015	2014
Shares at the end of period	102,182,841	102,182,841	102,182,841	102,182,841	102,182,841
Yearly weighted average shares	102,182,841	102,182,841	102,182,841	102,182,841	102,182,841
Net (Loss) Income from continuing operations	23,549	1,329,579	(506,564)	(1,000,405)	(465,019)
Net (Loss) Income from discontinued operations	--	--	--	(18,465)	(49,462)
Net (Loss) Income for the year Attributable to Stockholders of Grupo TMM, S.A.B.	19.006	1,327,590	(508,044)	(1,016,620)	(516,902)
(Loss) Earnings per share from continuing operations	0.230	13.012	(4.957)	(9.790)	(4.551)
(Loss) Earnings per share from discontinued operations...	--	--	--	(0.181)	(0.484)
(Loss) Earnings per share Attributable to Stockholders of Grupo TMM, S.A.B.	0.186	12.992	(4.972)	(9.949)	(5.059)